Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
February 3, 2011
VIA EDGAR
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Corporate Income Trust, Inc. Amendment No. 5 to Registration Statement on Form S-11 Filed January 25, 2011 File No. 333-166447
Dear Mr. Dang:
     On behalf of Cole Corporate Income Trust, Inc. (the “Company”), please find transmitted herewith for filing the Company’s responses to comments of the Staff set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated January 31, 2011. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Amendment No. 5 to the Company’s Registration Statement on Form S-11 (Registration No. 333-166447) filed on January 25, 2011 (the “Amendment”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
     The Company does not believe that an amendment to the Registration Statement is necessary to make these disclosure revisions. In particular, the Company undertakes to revise the disclosure as set forth below in its Prospectus filed in accordance with Rule 424(b)(3), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events...that constitute a substantive...addition to the information set forth in the last form of prospectus filed with the Commission. The Company will file the Prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.
Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
February 3, 2011

     The Company responds to the Commission’s comments and requests as follows:
Plan of Distribution, page 157
1.	We note the revised disclosure that you will not pay selling commissions in connection with the sale of shares to certain classes of investors. Please revise to clarify if such treatment will affect the price paid or distribution received by investors subject to fixed or wrap fee arrangements. Please also clarify if the application of the redemption program will be modified for wrap fee investors to the extent that they pay a lower purchase price for their shares.
     Response: The Company will revise the disclosure under the caption “Plan of Distribution — Compensation We Will Pay for the Sale of Our Shares” beginning on page 157 of the Prospectus in response to the Staff’s comment to clarify that all investors will be deemed to have contributed the same amount per share for purposes of declaring and paying distributions, as set forth in Exhibit A hereto. Additionally, the Company will revise the disclosure under the caption “Description of Shares — Share Redemption Program” beginning on page 121 of the Prospectus in response to the Staff’s comment to clarify that the redemption price will reflect a stockholder’s reduced purchase price if such stockholder received a discounted or waived selling commission and/or a waived dealer manager fee, as set forth in Exhibit B hereto.
********
     Please let us know if you have any additional questions or concerns at your earliest convenience by contacting the undersigned at (404)
504-7744 or Heath D. Linsky at (404) 504-7691.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost
Enclosure
cc: Kenneth R. Christoffersen, Esq.

Exhibit A

addition, the dealer manager may reallow to each of the participating broker-dealers all or a portion of the 2% dealer manager fee earned on the proceeds raised by the participating broker-dealer. This reallowance would be in the form of a non-accountable marketing allowance and due diligence expense reimbursement. The amount of the reallowance will be determined by the dealer manager based upon a number of factors including the participating broker-dealer’s level of marketing support, level of due diligence review and likelihood of success of its sales efforts, each as compared to those of the other participating broker-dealers.

We expect our dealer manager to utilize two distribution channels to sell our shares, FINRA-registered broker-dealers and non-registered investment advisory representatives. In the event of the sale of shares in our primary offering by broker-dealers that are members of FINRA, the purchase price will be $10.00 per share. Selling commissions and dealer manager fees generally will be paid in connection with such sales as set forth in the table below. In the event of the sale of shares in our primary offering through an investment advisory representative, the purchase price for such shares will be $9.30 per share, reflecting the fact that we will not pay our dealer manager the 7% selling commission on such shares. All such sales must be made through a registered broker-dealer of record.

	Per Share	Total Minimum	Total Maximum

Primary Offering
Price to Public	$10.00	$2,500,000	$2,500,000,000
Selling Commissions(1)	0.70	175,000	175,000,000
Dealer Manager Fee(2)	0.20	50,000	50,000,000

Proceeds to Cole Corporate Income Trust, Inc.(3)	$9.10	$2,275,000	$2,275,000,000

Distribution Reinvestment Plan
Price to Public	$9.50		$475,000,000
Selling Commissions	—		—
Dealer Manager Fee	—		—

Proceeds to Cole Corporate Income Trust, Inc.(3)	$9.50		$475,000,000

(1)	All selling commissions will be reallowed to participating broker-dealers.

(2)	All or a portion of the dealer manager fee will be reallowed to participating broker-dealers.

(3)	Before payment of other organization and offering expenses.

We will not pay any selling commissions in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. In instances where the investment advisory representative is affiliated with a participating broker-dealer, investors may agree with their participating brokers to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (a) if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (b) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transaction. All investors will be deemed to have contributed the same amount per share to us for purposes of declaring and paying distributions. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in our shares. In connection with the sale of shares to investors who elect the fixed or “wrap fee” feature, the dealer manager may pay to the investment advisor or other financial advisor or the company that sponsors the wrap account, marketing support, service or other denominated fees. In all events, the amount of the dealer manager fee and any services or other fee paid in connection with the sale of shares to investors whose contracts for investment advisor or related brokerage services include a fixed or wrap fee feature will not exceed 10% of the gross proceeds of the shares acquired by such investors.

157

Exhibit B

stockholder who is a stockholder of record both at the time of giving advance notice of such nominations or proposals of business and at the time of such annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors, or (iii) provided that our board of directors has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record both at the time of giving advance notice of such nominations and at the time of such special meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Share Redemption Program

Our board of directors has adopted a share redemption program to enable you to sell your shares to us in limited circumstances. Our share redemption program would permit you to sell your shares back to us after you have held them for at least one year, subject to the significant conditions and limitations described below.

Our common stock currently is not listed on a national securities exchange and we will not seek to list our stock unless and until such time as our independent directors believe that the listing of our stock would be in the best interest of our stockholders. In order to provide stockholders with the benefit of interim liquidity, stockholders who have held their shares for at least one year may present all, or a portion consisting of at least 25%, of the holder’s shares to us for redemption at any time in accordance with the procedures outlined below. At that time, we may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption. We will not pay to our sponsor, board of directors, advisor or its affiliates any fees to complete any transactions under our share redemption program.

During the term of this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares, the redemption price per share will depend on the price you paid for your shares and the length of time you have held such shares as follows: after one year from the purchase date, 95% of the amount you paid for each share; after two years from the purchase date, 97.5% of the amount you paid for each share; and after three years from the purchase date, 100% of the amount you paid for each share (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Accordingly, the redemption price will reflect a stockholder’s reduced purchase price if such stockholder received discounted or waived selling commissions and/or a waived dealer manager fee. At any time we are engaged in an offering of shares, the per share price for shares purchased under our redemption program will always be equal to or lower than the applicable per share offering price.

After such time as our board of directors has determined a reasonable estimated value of our shares, the per share redemption price will depend on the length of time you have held such shares as follows: after one year from the purchase date, 95% of the Estimated Share Value (defined below); after two years from the purchase date, 97.5% of the Estimated Share Value; and after three years from the purchase date, 100% of the Estimated Share Value (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). For purposes of establishing the redemption price per share, “Estimated Share Value” shall mean the most recently disclosed reasonable estimated value of our shares of common stock as determined by our board of directors, including a majority of our independent directors.

Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. If we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales subsequent to the establishment of the Estimated Share Value, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect

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